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ASE TEST LIMITED                                                               July 9, 2001
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
FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.  886-2-8780-5489                             Mobile   886-920-189-608
Fax.  886-2-2757-6121                             email:   jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.  408-567-4383                                email:   rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:  Mylene Kok                               In the US: Daniel Loh
                  65-879-9881                                         212-701-1998
                  mylene.kok@tfn.com.sg                               dan.loh@thomsonir.com
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                 ASE TEST LIMITED ANNOUNCES JUNE 2001 REVENUES

TAIPEI, TAIWAN, R.O.C., JULY 9, 2001 - ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated June 2001 net revenues were US$21.91 million. Compared to prior periods, the June figure represented a drop of 42% year-over-year and a decline of 2% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                  June          May           June          YoY       Sequential
(US$000)          2000          2001          2001          Change    Change
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Net Revenues     37,636        22,320        21,907          -42%      -2%
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CONSOLIDATED QUARTERLY NET REVENUES (UNAUDITED)

ASE Test's net revenues for the three months ending June 2000, March 2001 and June 2001 are set forth in the table below. The Company expects to announce its 2Q01 results on August 1, after the US market close.

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                  2Q            1Q            2Q            YoY       Sequential
(US$000)          2000          2001          2001          Change    Change
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Net Revenues     102,677      103,176        67,836          -34%      -34%
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